EXHIBIT 99.6

CNBC Interview

Interviewee: Vivek Paul – Vice Chairman, Suresh Senapaty-CFO and Raman Roy-Chairman, Wipro Spectramind

CNBC: It is Wipro time. That is the key result, which might have a lot of bearing on sentiment as we go into trade, numbers we have just gone through. We go right back to Bangalore, or right across to Bangalore where we have got the Wipro top management waiting for us.

Well joining us live from Bangalore now are Wipro’s Vice Chairman, Vivek Paul, and Chief Financial Officer Suresh Senapaty, and in a bit we have got Raman Roy of Spectramind also joining in. Vivek and Suresh good to see you guys again, good morning.

Vivek: Good morning to you.

CNBC: Well Vivek, markets always look forward before we get down to this quarter’s numbers, Which look good, $269 million you have guided for the next quarter for global IT, 19% sequential growth in this quarter, where is this optimism coming from?

Vivek: I think that what we continue to see is Wipro definitely in the grip of the India Shining moment. I think that not only is our global IT export business doing well but also our domestic businesses have shown strong profit growth, so we feel pretty good about the overall portfolio. If you focus on the global IT businesses, what we saw was really around the world kind of a growth. We saw our growth in terms of our technology businesses, which as we pointed earlier, grew 13%, IT businesses growing 10%, and business process outsourcing businesses growing about 29%, even telecom, which used to be a drag, is actually up 15% quarter-on-quarter and 56% over the year ago. So, I think we feel very good that we are seeing growth across the board. We continue to see customers having a lot of interest in both spending more and spending offshore. So I think all indicators are good, particularly when you see prices also being stable.

CNBC: Vivek we will get back to the numbers and of course we will discuss it over the next 20 minutes, but one question which the market really wants answered is whether Wipro is going ahead With the sponsored ADS program, are you?

Vivek: I will let Suresh answer that question.

Suresh: Well, as you know that is always a particular opportunity that we all have as an option. As you know last time when in 2000 when we were listed in the New York Stock Exchange it was not for mobilizing money but to be able to create a brand equity and a currency. I think this scope exists for us to proceed with that to be able to increase the floor, but as of now no such decision has been taken. I think we are doing well on the results and I think we want to concentrate more in this area to take a decision going forward.

CNBC: Have you moved onto another gear? The question that the market would be asking is, has it pretty much changed in terms of the working plan for Wipro? The size of the orders are just starting to become huge and you have got pricing power to some extent out there; So We may actually be moving to a completely different level playing field or plane as far as financials are concerned

Vivek: Well, we certainly hope so. I think that if you look at numbers - two straight quarters of 13% sequential growth feels pretty good. If you look at pricing, the stabilization feels pretty good. We won larger orders in the last quarter than we had in a long time. So that feels pretty good. You look at volume growth, man-month growth over so many quarters now. So clearly the indicators are that the customers are buying, customers are buying more offshore, and Wipro is very well positioned with its broad range of services.

CNBC: Suresh, you have managed not just to keep the margins intact, you have actually bumped it up by a percent. Tell us how are you managing on the cost side, we have been hearing about attrition, increase in compensation, yet you seem to be doing this fine including foreign currency of course, what is the scenario there?

Suresh: Yeah I think we did as we had talked about previously, we did have some kind of a downside With respect to exchange, compensation increase that had happened and therefore the impact was felt. We had little bit of dip in the utilization by about one percentage point,. Onsite went up by one percentage point. But the plus to that effect were in terms of some of the IP sales and product sales which contributes through the operating margins, and also some of the acquisition related loses which was there that has gone down. Subcontracting expenses were down, and in overall SG&A expenses also, there has been some rationalization. As a combination of all these factors we have been able to post 100 basis points of improved operating margins.

Vivek: If I can just summarize that, I think what you have seen is that our ability to absorb the salary increase that we have talked about in the last quarter has been there. Not only did we take a hit that was about 1.3% of sales; and absorbed the foreign exchange effect of the rupee devaluing, I think we were still able to crank out a one point increase in the operating margin. If I may just take you back a quarter, last quarter, I had said that this was the first quarter after six quarters of declining margins that we had actually shown a little bit of a turn. I think we felt pretty good that what was a small turn last quarter became a much bigger improvement this quarter.

CNBC: Vivek, if you could give us some more color on the telecom side of the market - last quarter you also told us that Telecom was showing signs of picking up, has those signs strengthened in this quarter? If that space is really picking up, if you have any kind of leverage in terms of increasing prices which have been fairly subdued there?

Vivek: Actually we have already got some price increases in that sector. In fact, that sector has been the leader in terms of getting some price increases. So, I feel pretty good about our ability to establish value particularly in today’s context. We can add more services like nobody else can in terms of combining our business process outsourcing, our infrastructure services, and our testing, along with the R&D development that We. So you know which ever matrix you look at, volume, number of man months, this is the record highest ever telecom quarter we have had. Pricing, as I said is stabilizing. In the last quarter part of the reason why we had higher onsite ratio was that we had many new project starts for which our telecom teams were outside. I don’t want to be overly optimistic about it, but I do feel pretty good about it.

CNBC: Vivek just walk us through how you are leveraging NerveWire and how it is going to be leveraged as you move forward in terms of winning bigger contracts and may be more value added contracts?

Vivek: You know I think it is a great question and in fact you know may be I can just step back a little bit and talk about all the acquisitions. If you look at the Spectramind acquisition, clearly no doubt - it has been successful. Today roughly 5 out of the 19 active customers are Wipro customers, generating about 15% of the revenues, 75% of funnel is shared. If you look at the acquisition of the energy and utility consulting business from American Management Systems, we have generated one new client a month since we have acquired it, and today we have got something like 12 out of the 17 customers they have already being serviced by offshore services. So we have got good penetration. If you look at the NerveWire, in many of our core customers we have been able to go back and with consulting offerings been able to reposition ourselves in a different way. As a result we have been able to get more growth, our financial services business grew quarter-on-quarter at a very nice pace, almost 19%. I think that we have been able to see some of that impact. However, as a standalone entity, NerveWire, made a loss, smaller loss than last quarter. But still a loss, and that is something we would like to get over with.

CNBC: We will have to thank you now. Suresh you will of course be staying with us. We will also have Raman Roy who heads Spectramind joining us. .

Welcome back, you are watching morning call. Just in case you have joined in late, Wipro’s numbers are out and we will be discussing. We are in the midst of discussing those numbers, 19% sequential growth and profits they have guided $269 million in global IT revenues for the next quarter, 11% jump in revenues. We have been talking to Vivek Paul and Suresh Senapaty, but Vivek has stepped out and Raman Roy Who is chairman of Wipro Spectramind, who runs their BPO outfit has joined us now and Suresh Senapaty, Chief Financial Officer remains with us. Raman, 29% sequential growth is the strongest that you have managed in the long While, take us through how the quarter has been.

Raman: Yes, we have had an excellent quarter. It is our highest ever quarter in terms of revenue and profitability. We now have 19 customers and we do 68 processes for those customers. We are seeing a robust growth. Not only are we seeing growth from the customers, but we have on our books and what we are doing for them, the pipeline is very robust and there is a lot of interest in BPO activities out of India.

CNBC: Most of us outside the industry get confused by the amount of outsourcing backlash information they keep getting. Yet when we see numbers from companies like your’s, they are extremely robust. Walk us through what the scenario looks like, is it getting hazier or is it getting clearer.

Raman: See, the certain amount of talk on backlash is real. We are sensitive to what our customers’ want, what they want to talk about, but there is a real commercial and economic reality that the corporate world in the developed countries is facing. Given the value proposition of quality and cost that companies such as Wipro Spectramind can offer from India, it is a real value proposition and it is very difficult for companies there to ignore that proposition.

CNBC: Raman, tell us if there has been any fundamental change in the kind of activities. You said you are doing 68 processes now, are you moving up the value chain, and what could that mean for your margins in terms of business transformation services.

Raman: See for the tenured customers who have been with us for a long time, who have experienced India, experienced the quality and kind of work that we do from here, there are some high value-added processes, some more complex processes that we are getting. Right now, 11% of the revenue of Wipro Spectramind is from non-voice processes. We are seeing a growth in those kinds of processes coming in, and each one of these more complex non-voice processes bring in an aspect of incremental margins.

Suresh: You know, in terms of processes it has improved from about 60 to 68 from last quarter too. Similarly over rate realization perspective, there has been a marginal increase in the rate realization.

CNBC: Raman, if you could take us through the kind of outlook that you have because the number of recruitments in this quarter for Spectramind is 900+ and that seems very strong. You spoke about adding new clients. Tell us the outlook. Why did you hire so many people and whether all of this is just volume driven or are you seeing some kind of pricing stabilization.

Raman: In terms of outlook, we are very bullish on what the future holds for us. The 1000 odd people that you see as hiring and the number of people that we have in training, that is for meeting the needs of our customers. In terms of prices, yes, the pressure has declined, but irrational pricing as we call it - prices that are not commercially viable - by some of the other people in the marketplace continues. We are seeing a decrease in that, but there are some irrational prices that continue to happen.

CNBC: Suresh, a question on margins to you. Now, 2800+ hiring, both the BPO and IT put together, that seems a lot. Are you confident of maintaining high utilization rates or will your margins come under pressure from there current level of 22% in the light of the rupee and the extra hiring.

Suresh: Well, I think like you saw the last quarter, we had an onsite increase by 1 percentage point and also utilization dropped by 1 percentage point because of the strong hiring that we had done. I think there is scope for us to improve on both these areas going forward. So, we think going forward, we will have an exchange issue. Rupee will continue to appreciate in the short term. Therefore impact of that will be felt, like we felt in the last quarter. But there are opportunities in the form of utilization, opportunities in the form of offshore where we think we should be able to work on it, and therefore we think going forward we should be able to maintain or improve the operating margin but for the exchange correction.

CNBC: Raman, tell us what is happening on the cost side. Every time we seem to talk to people in the industry, they say job hopping is favorite pass time out there and compensation increases so fast that it is impossible to keep track. How you are handling that and your additions to revenues? Is it coming from newer clients or are older clients are ramping up.

Raman: Attrition is the single largest problem that faces this industry. As an industry we have got to bring in discipline. Ultimately we are ending up increasing our cost base. As a matter of policy, Wipro Spectramind is looking at increasing the labor pool and we tend to hire people from outside the industry or fresh hires. We believe we have a very robust, effective, and efficient method of training and getting these resources to be global fulfillment resources. But yes, to the extent we have attrition in the industry and that is high. It does not lead to an economically viable model and puts a pressure on margins. To the second part of your question, do we see an impact on cost, yes, if you pay more, if you do not architect solutions that are keeping with the global fulfillment strategy, it will add to the pressure on cost and we see that as a key aspect. This is a scale business and we believe scale is critical to be able to get the economies for our benefit and for the benefit of our customers.

CNBC: Raman, we will have to leave it there. Thanks very much for joining in. Suresh, thanks very much for joining in. Good to see you guys.